UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FRANCHISE HOLDINGS INTERNATIONAL, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

35180V109

(CUSIP Number)

Steven Rossi

c/o Truxmart Ltd.

414-3120 Rutherford Road

Vaughan, Ontario CANADA L4K 0B1

(888) 554-8789

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000000000	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STEVEN ROSSI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,500,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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ITEM 1. SECURITY AND ISSUER.

The title of the class of securities to which this filing relates is common stock, par value $.001 per share (the "Common Stock"), of Franchise Holdings International, Inc., a Nevada corporation (the "Company"). The Company's principal executive office is now located at 414-3120 Rutherford Road, Vaughan, Ontario CANADA L4K 0B1.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Steven Rossi (the "Reporting Person") whose business address is 414-3120 Rutherford Road, Vaughan, Ontario CANADA L4K 0B1. The Reporting Person is the Chief Executive Officer, President and a Director of the Company at the address listed above

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On September 22, 2017, Steven Rossi retires 100,000,000 shares of common stock and issued to the Reporting Person, 1,000,000 shares of preferred stock of the Company, which vote at a rate of 299 to 1, for services rendered. And of September 8, 2017, 222,787,240 shares of Common Stock of the Company were issued and outstanding.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The performance of the services provided as Chief Executive Officer of the Company.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was to compensate the Reporting Person for the services rendered to the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially holds 11,5000,000 shares of the Company, which is 9.36% of the current issued and outstanding shares.

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(b) The Reporting Person has sole power to vote and the sole power to dispose of the shares.

(c) Other than as described above, the Reporting Person has engaged in no transaction during the past 60 days in any shares of the Company's common stock or securities of its subsidiaries.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEVEN ROSSI

Date: September 27, 2017	By:	/s/ Steven Rossi
Steven Rossi

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